Exhibit 3.1.2
Article XII
Forum for Adjudication of Certain Disputes
Section 12.01 Sole and Exclusive Forum in Delaware. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law, the Corporation’s certificate of incorporation or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall, to the fullest extent permitted by applicable law, be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
Section 12.02. Foreign Actions. If any action, the subject matter of which is within the scope of Section 12.01 above, is filed in a court other than the Court of Chancery of the State of Delaware, another court of the State of Delaware or the federal district court for the District of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware, the other courts of the State of Delaware and the federal district court for the District of Delaware in connection with any action brought in any such court to enforce Section 12.01 above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 12.03. Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.